Exhibit 99.1

AMARIN REPORTS THIRD QUARTER 2006 FINANCIAL RESULTS

Conference Call at 8.30 a.m. Eastern Time on November 9, 2006

LONDON, United Kingdom, November 9, 2006 - Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or "Company") today reported financial results for the quarter ended September 30, 2006.

For the third quarter of 2006 Amarin reported a net loss of $7.3 million, or $0.09 per share, compared with an adjusted net loss of $5.0 million, or $0.10 per share, in the third quarter of 2005. The increase in net loss primarily reflects Amarin’s substantial investment in research and development, particularly in the two fully-enrolled Phase III trials with Miraxion in Huntington’s disease. The net loss for the comparative periods ended September 30, 2005 have been adjusted to reflect the adoption of Financial Reporting Standard 20 (“FRS 20”) which became effective on January 1, 2006, as further explained below.

KEY HIGHLIGHTS

•
Completed enrolment in both the US and EU Phase III clinical trials with Miraxion in Huntington’s disease - Amarin completed enrolment of more than 300 patients in its US Phase III trial and more than 240 patients in its EU Phase III trial in June and July, respectively. Amarin remains on schedule to report top-line data from these trials in the second quarter of 2007.

•
Granted a US patent for Miraxion to treat Huntington’s disease - The United States Patent and Trademark Office granted approval for Amarin’s patent application covering the use of Miraxion in Huntington’s disease. The patent was approved on October 11, 2006 and will run to 2021.

•
Closed an $18.7 million equity fundraising - Amarin raised $18.7 million gross proceeds in a registered direct offering. Approximately 9.0 million ordinary shares were sold to both new and existing institutional and other accredited investors at a purchase price of $2.09 per share. Net proceeds, after fees and expenses of the offering, were approximately $17.3 million.

Rick Stewart, Chief Executive Officer of Amarin, commented, “Our successful completion of the enrolment of our US and EU Phase III clinical trials with Miraxion in Huntington’s disease has been a major accomplishment for Amarin as together these trials represent the largest therapeutic program ever undertaken in Huntington’s disease. It is exciting to note that early recruits to the trial have now switched to the open-label extension phase of the trial.”

“Additionally, we have made substantial progress with the rest of our development pipeline and we are now planning to commence three phase II studies in early 2007. We are in the final stages of planning a Phase IIb study with Miraxion in melancholic depression and a separate Phase II neuro-imaging study with Miraxion in Parkinson’s disease patients. The results of a pharmacokinetic study using our novel oral formulation of apomorphine will determine whether we conduct a final-stage bioequivalency study or a Phase II/III trial in Parkinson’s disease patients early next year.”

Mr. Stewart concluded, “Our recent fundraising provides Amarin with the financial resources to accelerate certain of our development programs and allows us to negotiate in-licensing agreements from a position of strength.”

FINANCIAL RESULTS

Three months ended September 30, 2006

For the quarter ended September 30, 2006, Amarin’s operating loss was $8.3 million, compared with an adjusted operating loss of $5.1 million for the comparative period in 2005. The increase is primarily due to higher research and development costs in the 2006 period associated with the costs of the Company’s two Phase III clinical trials with Miraxion to treat Huntington’s disease. Please see note 4 to the selected financial data below for discussion on the adoption of FRS 20 regarding the expensing of share-based compensation and its impact on the results for 2006 and 2005.

Research and development costs of $4.7 million reflect third party research contract costs, staff costs, preclinical study costs, clinical supplies, the costs of conducting the two Phase III trials with Miraxion in Huntington’s disease and the costs of optimising our novel oral formulation of apomorphine for advanced Parkinson’s disease. The increase of $2.7 million from the third quarter of 2005 is primarily due to the costs of the Huntington’s disease trials with Miraxion.

Selling, general and administrative costs of $2.9 million primarily represent Amarin’s general corporate overhead, the Company’s substantial investment in intellectual property and the business and corporate development costs of pursuing its growth strategy, including the costs of evaluating potential in-licensing and acquisition opportunities. The $0.6 million increase in selling, general and administrative costs from the third quarter of 2005 was primarily due to increased professional fees and staff costs.

Revenue for the third quarter of 2006 of $0.1 million represents a payment received from Multicell Inc. Amarin licensed the rights to MCT-125 (formerly LAX-202) to Multicell in 2005.

Nine months ended September 30, 2006

For the nine-month period ended September 30, 2006, Amarin reported an operating loss of $23.0 million, compared with an adjusted operating loss of $14.9 million for the comparative period in 2005. The higher operating loss in the 2006 period is primarily due to Amarin’s substantial investment in research and development, particularly the increased activity in the Miraxion’s Phase III trials in Huntington’s disease. Please see note 4 to the selected financial data below for discussion on the adoption of FRS 20 regarding the expensing of share-based compensation and its impact on the results for 2006 and 2005.

Cash Position

At September 30, 2006, Amarin had cash of $22.5 million compared to $13.7 million at September 30, 2005. The increase in cash balances is primarily due to the proceeds raised of $26.4 million and $6.2 million from financing activities in the fourth quarter of 2005 and the first quarter of 2006, respectively, and license fees received from Multicell less operating cash outflows during the period.

Amarin has no debt and, after including the net proceeds of approximately $17.3 million from the equity offering completed after the quarter end, has a pro forma cash balance on September 30, 2006 of approximately $40 million.

At October 31, 2006, Amarin had 90.7 million ordinary shares in issue and options and warrants outstanding to purchase 15.4 million shares.

CONFERENCE CALL

Amarin management will host a conference call to discuss these results at 8:30 a.m., Eastern Standard Time, 1:30 p.m., Greenwich Mean Time, on Thursday, November 9, 2006. To participate in the call, please dial (800) 968 7995 (toll free) in the US or +1 (706) 679 8403 (toll) elsewhere. The conference ID is 1106035. A telephone replay will be available shortly after the conference call through 12:00 Noon, Eastern Standard Time, on Thursday, November 16, 2006, on the link on the company’s website www.amarincorp.com or by dialling (800) 642 1687 (tollfree) in the US or +1 (706) 645 9291 (toll) elsewhere, and entering the access code 1106035. In addition, the call will also be webcast live and a link will be on the company's website at www.amarincorp.com. Information on the company’s website is not part of this press release.

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialisation of novel drugs for the treatment of central nervous system disorders.  Amarin has a late-stage drug development pipeline.  Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington’s disease, Phase II development for depressive disorders and preclinical development for Parkinson’s disease.  Amarin’s core development pipeline also includes the recently acquired global rights to a novel oral formulation of apomorphine for treating patients with advanced Parkinson’s disease.

Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the US and Europe.

Amarin maintains its primary stock market listing in the US on NASDAQ (“AMRN”) and secondary listings in the UK and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson
Victoria Brough

Disclosure Notice:

The information contained in this document is as of November 9, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington's disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labelling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in UK and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as amended by Form 20-F/A filed on October 13, 2006, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Amarin Corporation plc
Period Ended 30 SEPTEMBER 2006 Selected Financial Data (UK GAAP - UNAUDITED)

	Three months ended 30 Sept		Nine months ended 30 Sept
	2006	2005	2006	2005
		as restated*		as restated*
	Total	Total	Total	Total
	$’000	$’000	$’000	$’000

Revenue	100	-	100	-

Gross profit	100	-	100	-

Operating expenses:
Research and development	4,711	2,032	11,409	5,894
Selling, general & administrative	2,912	2,432	8,902	7,183
Amortisation of intangible assets	169	169	506	507
Group restructuring	-	-	531	-
Share-based compensation (non-cash)	565	425	1,731	1,266
Operating expenses	8,357	5,058	23,079	14,850

Total research & development	4,897	2,172	11,980	6,312
Total selling, general & administrative	3,460	2,886	11,099	8,538

Total operating expenses	8,357	5,058	23,079	14,850

Operating loss on ordinary activities before interest	(8,257)	(5,058)	(22,979)	(14,850)

Net interest receivable/(payable) and similar credits/(charges)	884	(99)	1,887	(458)
Loss before taxes	(7,373)	(5,157)	(21,092)	(15,308)

Income tax credit	118	155	671	535
Net loss for the period	(7,255)	(5,002)	(20,421)	(14,773)

Weighted average shares - basic ('000)	81,412	51,248	80,318	44,064

Loss per share:
Basic	(0.09)	(0.10)	(0.25)	(0.34)

* See note 4

Amarin Corporation plc
Period Ended 30 SEPTEMBER 2006 Selected Financial Data (UK GAAP - UNAUDITED)

	As at 30 Sept
	2006	2005
	$’000	$’000
1. Selected Balance Sheet Data

Fixed assets
Tangible	257	445
Intangible	9,122	9,796
	9,379	10,241
Current assets
Debtors	2,589	2,190
Cash	22,522	13,657
	25,111	15,847

Creditors - due within one year	(7,380)	(5,423)

Net current assets	17,731	10,424

Creditors - due after one year	(112)	(131)
Provisions for liabilities and charges	(155)	(546)
Net assets	26,843	19,988

Called up share capital	7,141	4,471
Reserves	19,702	15,517

Shareholders' funds	26,843	19,988

2. The selected financial data set out above should be read in conjunction with our 2005 Annual Report on Form 20-F (including risk factors described therein) on file with the SEC.

3. Loss per share

Basic loss per share is calculated by dividing the net loss by the weighted average number of shares in issue in the period. The Company reported a net loss in the three months ended September 30, 2005 and 2006. As a result the loss per share is not reduced by dilution from outstanding options and warrants.

4. Share-based compensation

Effective January 1, 2006, Amarin adopted Financial Reporting Standard 20 (FRS 20) regarding the expensing of share-based compensation. The operating loss for the quarter ended September 30, 2006 includes a non-cash charge of $0.6 million, compared with a $0.4 million non-cash charge reflected in the adjusted operating loss for the same period in 2005. The operating loss for the nine-month period ended September 30, 2006 includes a non-cash charge of $1.7 million, compared with a $1.3 million non-cash charge reflected in the adjusted operating loss for the same period in 2005. Previously reported results prior to fiscal 2006 did not include share-based compensation expense. The adoption of FRS 20 has no impact on the net assets of the Company.

5. Intangible fixed assets

At September 30, 2006 Miraxion had an intangible asset carrying value of $9.1 million, a decrease of $0.7 million from $9.8 million at September 30, 2005. The decrease in carrying value arises from amortisation in the year.